TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING BEGINS ON MIRANDA’S ESTER DOME PROJECT, ALASKA

Vancouver, BC, Canada –September 15, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Agnico-Eagle USA Limited (“Agnico”), a wholly owned subsidiary of Agnico-Eagle Mines Limited (TSX: AEM) is now drilling on the Miranda’s Ester Dome project located in the Fairbanks mining district of Alaska.

Agnico plans to drill about 4,500 ft (1,370 m) in six holes. Drilling is designed to test an approximately 5,900 ft long by 590 to 1,640 ft wide (1,800 m long by 180 to 500 m wide) northwest trending soil anomaly associated with a cluster of intrusive plugs and dikes cutting quartzite and schist. The soil anomaly is defined by a 20 ppb Au contour and contains surface values in soils from non-detectable to 0.029 oz Au/t (1.0 g Au/t). Assays received from rock samples in the area range from non-detectable to 0.534 oz Au/t (18.3 g Au/t). Stockwork quartz veining has been observed in drill road cuts. Small placer gold workings are located in a drainage immediately down slope from the soils anomaly.

The most recent drilling on Ester Dome was conducted by Placer Dome Exploration in 1998 when 19.7 ft of 2.7 oz Au/t (6 m of 92.6 g Au/t) from 360 to 381 ft (110 to 116 m) and 10 ft of 0.513 oz Au/t (3m of 17.6 g Au/t) from 673 to 683 ft (205 to 208 m) was intersected in two holes. The latter intercept was in the last hole drilled by Placer Dome and is within the south edge of the soil anomaly. Current planned drilling by Agnico will follow up and offset this intercept.

Project Details

Ester Dome and the surrounding Fairbanks Mining District are considered part of the Tintina Gold Province that extends from southwest Alaska through the central Yukon and contains resources of approximately 35 million ounces of gold.  The Tintina belt is characterized by variants of intrusive-related gold deposits. The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8 sq. mi (35.7 sq. km) and is located 5 mi (8 km) from Fairbanks, Alaska. The Fairbanks District has been reported to have produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the property covers the majority of the upland source area for these 3 million ounces.

The geology of Ester Dome comprises a suite of meta-sedimentary rocks, primarily schist separated by thrust faults and cut by igneous sills and small stocks. The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger-tonnage bulk-minable intrusion-related-gold-deposits. Fairbanks area gold deposits, such as Fort Knox (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in meta-sedimentary rocks, provide target analogues for exploration at Ester Dome.

All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Vice President of Exploration Joe Hebert, C.P.G., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Agreement details

Under the terms of a March 25, 2011, exploration with option to joint venture agreement, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period.  Agnico may then elect to earn an additional 19% interest, for a total of 70%, by completing a feasibility study or by spending an additional US$10,000,000 at a rate of no less than US$1,000,000 per year.  Agnico is obligated to fund a first year exploration program of US$500,000.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.